January 17, 2019
Lauren B. Prevost
VIA EDGAR	404-504-7744
lprevost@mmmlaw.com
Ms. Sandra Hunter Berkheimer	www.mmmlaw.com
Staff Attorney, Office of Real Estate and Commodities Securities and Exchange Commission
Division of Corporation Finance 100 F Street, NE
Washington, DC 20549

Re:      Mogul REIT I, LLC

Amendment No. 1 to

Offering Statement on Form 1-A

Filed June 21, 2018

File No. 024-10840

Dear Ms. Berkheimer:

On behalf of Mogul REIT I, LLC (File No. 024-10840) (the “Company”), please find transmitted herewith for filing the Company’s amended offering statement on Form 1-A/A (the “Amendment”), filed with the Securities and Exchange Commission (the “Commission”) in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

This letter is being submitted in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated July 11, 2018. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Comment No. 1: Please file your subscription agreement as an exhibit or tell us why you are not required to do so.

Response: Pursuant to the Staff’s request, the Company has filed the subscription agreement as Exhibit 4.1 to the Amendment.

Comment No. 2: Please revise your disclosure to discuss the uncertainty of enforceability of the arbitration provision.

Response: Pursuant to the Staff’s request, the Company has revised the above-referenced disclosure accordingly.

Comment No. 3: We note your May 4, 2018 Form 1-U states that as of April 23, 2018 you had raised over $35 million in gross offering proceeds pursuant to your offering which was qualified on August 12, 2016. We further note that you are seeking to qualify an additional $50 million in this offering.

MORRIS, MANNING & MARTIN, LLP

Ms. Sandra Hunter Berkheimer
Securities and Exchange Commission
January 17, 2019

Please reduce the amount that you are seeking to qualify by the aggregate amount sold in the prior 12 month period. Refer to Rule 251(a) of Regulation A and General Instruction I to Form 1-A for guidance.

Response: Pursuant to the Staff’s request, the Company has revised the Amendment accordingly.

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc: Ms. Jilliene Helman

Mr. William Wenke